================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 9)

                                  ------------


                              PANAMSAT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

      COMMON STOCK, $0.01 PAR VALUE              PER SHARE 697933-10-9
     ------------------------------          ------------------------------
     (Title of class of securities)                 (CUSIP number)

                              LARRY D. HUNTER, ESQ.
--------------------------------------------------------------------------------
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             THE DIRECTV GROUP, INC.
                           2250 EAST IMPERIAL HIGHWAY
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 964-0700
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 WITH A COPY TO:

                            MICHAEL E. LUBOWITZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-0808

                                 AUGUST 20, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                       (Continued on the following pages)
                               (Page 1 of 7 Pages)

================================================================================

-------------------------------------------------------------------        ---------------------------------------------------------
CUSIP No. 697933-10-9                                                 13D                                                   Page 2
-------------------------------------------------------------------        ---------------------------------------------------------
-------------------------  ---------------------------------------------------------------------------------------------------------
           1               NAME OF REPORTING PERSON:                                                       The DIRECTV Group, Inc.

                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):                            52-1106564
-------------------------  ---------------------------------------------------------------------------------------------------------
           2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                            (B) [_]
-------------------------  ---------------------------------------------------------------------------------------------------------
           3               SEC USE ONLY

-------------------------  -------------------------------------------------  ------------------------------------------------------
           4               SOURCE OF FUNDS:                                   N/A

-------------------------  ---------------------------------------------------------------------------------------------------------
           5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
-------------------------  ---------------------------------------------------------------------------------------------------------
           6               CITIZENSHIP OR PLACE OF ORGANIZATION:                         Delaware

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:               0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:             0
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:          0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:        0

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       0

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:                                              CO

----------------------------  ------------------------------------------------------------------------------------------------------


                                       2

-------------------------------------------------------------------        ---------------------------------------------------------
CUSIP No. 697933-10-9                                                 13D                                                   Page 3
-------------------------------------------------------------------        ---------------------------------------------------------

-------------------------  ---------------------------------------------------------------------------------------------------------
           1               NAME OF REPORTING PERSON:                                                    Hughes Communications, Inc.

                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):                          95-3884435
-------------------------  ---------------------------------------------------------------------------------------------------------
           2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                            (B) [_]
-------------------------  ---------------------------------------------------------------------------------------------------------
           3               SEC USE ONLY

-------------------------  -------------------------------------------------  ------------------------------------------------------
           4               SOURCE OF FUNDS:                                   N/A

-------------------------  ---------------------------------------------------------------------------------------------------------
           5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
-------------------------  ---------------------------------------------------------------------------------------------------------
           6               CITIZENSHIP OR PLACE OF ORGANIZATION:                     California

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:           0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:         0
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:      0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:    0

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:                                CO

----------------------------  ------------------------------------------------------------------------------------------------------

                                       3

-------------------------------------------------------------------        ---------------------------------------------------------
CUSIP No. 697933-10-9                                                 13D                                                   Page 4
-------------------------------------------------------------------        ---------------------------------------------------------

-------------------------  ---------------------------------------------------------------------------------------------------------
           1               NAME OF REPORTING PERSON:                                             Hughes Communications Galaxy, Inc.

                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):                         95-3456497
-------------------------  ---------------------------------------------------------------------------------------------------------
           2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                            (B) [_]
-------------------------  ---------------------------------------------------------------------------------------------------------
           3               SEC USE ONLY

-------------------------  -------------------------------------------------  ------------------------------------------------------
           4               SOURCE OF FUNDS:                                   N/A

-------------------------  ---------------------------------------------------------------------------------------------------------
           5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
-------------------------  ---------------------------------------------------------------------------------------------------------
           6               CITIZENSHIP OR PLACE OF ORGANIZATION:                        California

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:               0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:             0
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:          0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:        0

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       0

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:                          CO

----------------------------  ------------------------------------------------------------------------------------------------------


                                       4

-------------------------------------------------------------------        ---------------------------------------------------------
CUSIP No. 697933-10-9                                                 13D                                                   Page 5
-------------------------------------------------------------------        ---------------------------------------------------------

-------------------------  ---------------------------------------------------------------------------------------------------------
           1               NAME OF REPORTING PERSON:                                  Hughes Communications Satellite Services, Inc.

                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):                     95-3881942
-------------------------  ---------------------------------------------------------------------------------------------------------
           2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]
                                                                                                                            (B) [_]
-------------------------  ---------------------------------------------------------------------------------------------------------
           3               SEC USE ONLY

-------------------------  -------------------------------------------------  ------------------------------------------------------
           4               SOURCE OF FUNDS:                                   N/A

-------------------------  ---------------------------------------------------------------------------------------------------------
           5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
-------------------------  ---------------------------------------------------------------------------------------------------------
           6               CITIZENSHIP OR PLACE OF ORGANIZATION:                      California

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:           0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:         0
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:      0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:    0

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:                        CO

----------------------------  ------------------------------------------------------------------------------------------------------

           This Amendment No. 9 amends the Schedule 13D dated May 27, 1997, as amended in certain respects by Amendments Nos. 1 through 8 thereto, and is filed by The DIRECTV Group, Inc. ("The DIRECTV Group"), Hughes Communications, Inc. ("HCI"), Hughes Communications Galaxy, Inc. ("HCG") and Hughes Communications Satellite Services, Inc. ("HCSS", and, collectively with The DIRECTV Group, HCI and HCG, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of PanAmSat Corporation (the "Company").

           As previously disclosed on Schedule 13D, HCG and HCSS are wholly-owned subsidiaries of HCI. HCI is a wholly-owned subsidiary of Hughes Telecommunications & Space Company ("HTS"), and HTS is a wholly-owned subsidiary of The DIRECTV Group.

           The responses to Item 4 (Purpose of Transaction) and Item 5 (Interest in Securities of the Issuer) are hereby amended as follows:

Item 4.    Purpose of Transaction.
           ----------------------

           As previously reported, on April 20, 2004, The DIRECTV Group and its wholly owned subsidiary, PAS Merger Sub, Inc., a Delaware corporation ("PAS Merger Sub"), entered into a Transaction Agreement (the "Transaction Agreement") with the Company and Constellation, LLC, a Delaware limited liability company ("Constellation"), which is an entity affiliated with Kohlberg Kravis Roberts & Co. ("KKR").

           Pursuant to the Transaction Agreement, on August 20, 2004, the Company repurchased 95,724,727.6562 shares of Common Stock from the Reporting Persons for approximately $21.84 in cash per share. The Reporting Persons' 25,087,447.3438 remaining shares of Common Stock were then purchased by affiliates of KKR, The Carlyle Group and Providence Equity Partners Inc. for approximately $21.84 in cash per share. Consequently, the Reporting Persons have disposed of their entire equity interest in the Company and are no longer the beneficial owners of any shares of Common Stock of the Company.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The information in Rows (11) through (13) of the cover pages of this Amendment No. 9 is incorporated herein by reference. As of August 20, 2004, the Reporting Persons no longer beneficially own any shares of Common Stock.

           (b) The information in (i) Rows (7) through (10) of the cover pages of this Amendment No. 9 and (ii) Item 5(a) hereof is incorporated herein by reference.

           (c) The information set forth in Item 4 of this Amendment No. 9 is incorporated herein by reference.

           (d) Not applicable.

           (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on August 20, 2004.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                THE DIRECTV GROUP, INC.


                                By:   /s/ Larry D. Hunter
                                    --------------------------------------------
                                    Name:  Larry D. Hunter
                                    Title: Executive Vice President, General
                                           Counsel and Secretary


                                HUGHES COMMUNICATIONS, INC.


                                By:   /s/ Larry D. Hunter
                                    --------------------------------------------
                                    Name:  Larry D. Hunter
                                    Title: Senior Vice President and General
                                           Counsel

                                HUGHES COMMUNICATIONS GALAXY, INC.


                                By:   /s/ Larry D. Hunter
                                    --------------------------------------------
                                    Name:  Larry D. Hunter
                                    Title: Senior Vice President and General
                                           Counsel


                                HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.


                                By:   /s/ Larry D. Hunter
                                    --------------------------------------------
                                    Name:  Larry D. Hunter
                                    Title: Senior Vice President and General
                                           Counsel

Date:  August 24, 2004